UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

VUANCE LTD.
(Translation of Registrant’s name into English)

Nolton House
14, Shenkar Street,
Hertzliya Pituach,
Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Vuance Ltd. Announces Fourth Quarter 2012 Results

Hertzliya  Israel – July 05, 2012, Vuance Ltd. (the “Company”, VUNCF), a leading provider of  Wireless Identification, Multi-ID, e-ID and e-Security Solutions, completed its unaudited condensed financial statements for the quarter ending March 31, 2012.

First Quarter 2012 Selected Unaudited Financial Results

Revenues from continuing operations for the first quarter ended March 31, 2012 increased 18.4% to $2.19 million compared to $1.85 million in the first quarter of 2011.  The increase compared to the first quarter of 2011 was largely driven by an increase in revenue from the e-Security Project and a decrease in revenue from e-ID project completed during the first quarter.

Gross profit from continuing operations increased 21% to $1,233 million for the first quarter compared to $1,021 million for the first quarter of 2011, Gross profit margin for the first quarter was 56% compared to 55% in the first quarter of 2011.

Total operating expenses from continuing operations for the first quarter of 2012 were $0.95 million, compared to $1 million for the first quarter of 2011.

The Company reported an operating income from continuing operations for the first quarter of $286,000 compared to an operating loss from continuing operations of $23,000 in the first quarter of 2011. The Operating income increase was largely driven by the increase in revenues and gross profit, as described above.

Net Profit for the first quarter was $110,000, or $0.01 profit per basic and diluted share (based on a weighted average of 12.04 million shares) compared to a net loss of $165,000, or $0.02 loss per basic and diluted share (based on a weighted average of 7.28 million shares)  in the first quarter of 2011.

The Company's unaudited condensed financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations.  The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations.  Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.  The reported unaudited condensed financial statements are in accordance with United States generally accepted accounting principles, or US GAAP.

VUANCE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
AT MARCH 31, 2012

	Mar-31	Mar-31	Dec-31
	2012	2011	2011
	Unaudited		Audited
	U.S. dollars in thousands (except per share data)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	52	42	215
Trade receivables, net	1,362	614	1,542
Other accounts receivable and prepaid expenses	59	405	105
Inventories, net	272	253	269
Total current assets	1,745	1,314	2,131

SEVERANCE PAY FUND	237	247	228

PROPERTY AND EQUIPMENT, NET	96	105	96

Total assets	2,078	1,666	2,455

VUANCE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
AT MARCH 31, 2012

	Mar-31	Mar-31	Dec-31
	2012	2011	2011
	Unaudited		Audited
	U.S. dollars in thousands (except per share data)
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Short-term bank credit	135	86	112
Trade payables	1,437	1,435	2,439
Employees and payroll accruals	151	135	139
advances from customers	-	697	-
Accrued expenses and other liabilities	2,344	1,560	2,164
Convertible bonds	2,519	2,967	2,519
Short-term loan and others	622	2,420	456
Total current liabilities	7,208	9,300	7,829

LONG-TERM LIABILITIES:
Accrued severance pay	240	267	227
Total long-term liabilities	240	267	227

SHAREHOLDERS' DEFICIT:
Ordinary shares	192	113	192
Additional paid-in capital	41,839	41,503	41,713
Amount of liability extinguished on account of shares	819	-	819
Accumulated deficit	(48,220)	(49,517)	(48,325)
Total shareholders' deficit	(5,370)	(7,901)	(5,601)

Total liabilities and shareholders' deficit	2,078	1,666	2,455

VUANCE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2012

	3 months ended		year ended
	Mar-31		Dec-31
	2012	2011	2011
	Unaudited		Audited
	U.S. dollars in thousands, except share data

REVENUES	2,189	1,848	7,922
COST OF REVENUES	956	827	3,306

GROSS PROFIT	1,233	1,021	4,616

OPERATING EXPENSES:
Research and development	87	143	462
Selling and marketing	734	727	3,505
General and administrative	313	235	732
Other (income) expense	(187)	(107)	(137)
Total operating expenses	947	998	4,562

OPERATING (LOSS) INCOME	286	23	54

FINANCIAL (EXPENSES) INCOME , NET	(176)	(188)	990

INCOME (LOSS) BEFORE INCOME TAX	110	(165)	1,044

INCOME TAX	(5)	(8)	(25)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	105	(173)	1,019

LOSS FROM DISCONTINUED OPERATIONS	-	-	-

NET INCOME (LOSS) FOR THE PERIOD	105	(173)	1,019

INCOME (LOSS) PER SHARE FROM CONTINUING OPERATIONS:
Basic	0.01	(0.02)	0.11
Diluted	0.01	(0.02)	0.09

LOSS PER SHARE FROM DISCONTINUED OPERATIONS:
Basic	-	-	-
Diluted	-	-	-

NET INCOME (LOSS) PER SHARE:
Basic	0.01	(0.02)	0.11
Diluted	0.01	(0.02)	0.09

Weighted average number of ordinary shares used in computing basic income (loss) per share	12,035,272	7,280,821	9,126,327

Weighted average number of ordinary shares used in computing diluted income (loss) per share	15,308,749	7,280,821	11,710,254

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)
By: /s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer

Date: July 05, 2012